Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-284538

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 25, 2026.
GS Finance Corp. $ Callable Contingent Coupon Index-Linked Notes due 2030 guaranteed by The Goldman Sachs Group, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been redeemed by us, in addition to the final coupon, if any, is based on the performance of the underlier with the lowest underlier return. You could lose your entire investment in the notes.

Coupon Payments: The notes will pay a contingent monthly coupon on a coupon payment date if the closing level of each underlier is greater than or equal to its coupon trigger level on the related coupon observation date.

Company's Redemption Right: Prior to the stated maturity date, we may redeem your notes at our option on the coupon payment dates occurring in March, June, September and December of each year, commencing in June 2026.

The terms included in the “Key Terms” table below are expected to be as indicated, but such terms will be set on the trade date. You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-9.

Key Terms
Company (Issuer) / Guarantor:	GS Finance Corp. / The Goldman Sachs Group, Inc.
Aggregate face amount:	$
Cash settlement amount:	subject to the company’s redemption right, on the stated maturity date, in addition to any coupon then due, the company will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final underlier level of each underlier is greater than or equal to its trigger buffer level: $1,000; or
• if the final underlier level of any underlier is less than its trigger buffer level:
$1,000 + ($1,000 × the lesser performing underlier return)
Underliers:	the Nasdaq-100 Index® (current Bloomberg symbol: “NDX Index”), the Russell 2000® Index (current Bloomberg symbol: “RTY Index”) and the S&P 500® Index (current Bloomberg symbol: “SPX Index”)
Coupon trigger level:	for each underlier, 70% of its initial underlier level
Trigger buffer level:	for each underlier, 65% of its initial underlier level
Initial underlier level:	with respect to an underlier, an intra-day level or the closing level of such underlier on the trade date
Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date*
Underlier return:	with respect to an underlier: (its final underlier level - its initial underlier level) ÷ its initial underlier level
Lesser performing underlier return:	the underlier return of the lesser performing underlier (the underlier with the lowest underlier return)
Calculation agent:	Goldman Sachs & Co. LLC (“GS&Co.”)
CUSIP / ISIN:	40058XU93 / US40058XU935

* subject to adjustment as described in the accompanying general terms supplement

Our estimated value of the notes on trade date / Additional amount / Additional amount end date:

$890 to $930 per $1,000 face amount, which is less than the original issue price. The additional amount is $ and the additional amount end date is . See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes.”

Original issue price	Underwriting discount	Net proceeds to the issuer
100% of the face amount[1]	% of the face amount[1]	% of the face amount

1 The original issue price will be % for certain investors; see "Supplemental Plan of Distribution; Conflicts of Interest" for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. dated , 2026.

Key Terms (continued)
Coupon:

subject to the company’s redemption right, on each coupon payment date, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to:

•
if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon trigger level: $9.25 (0.925% monthly, or the potential for up to 11.10% per annum); or
•
if the closing level of any underlier on the related coupon observation date is less than its coupon trigger level: $0

Company's redemption right:

The company may redeem the notes, at its option, in whole but not in part, on the coupon payment dates occurring in March, June, September and December of each year, commencing in June 2026 and ending in September 2030, subject to at least five business days’ prior notice to the holder of your notes and the trustee. In that case, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash on the following coupon payment date equal to $1,000 (along with the coupon then due, if any).

Trade date:	March 3, 2026
Original issue date:	March 6, 2026
Determination date:	the last coupon observation date, November 29, 2030*
Stated maturity date:	December 6, 2030*

Coupon observation dates*	Coupon payment dates*
March 27, 2026	April 6, 2026
April 29, 2026	May 6, 2026
June 1, 2026	June 8, 2026
June 26, 2026	July 6, 2026
July 30, 2026	August 6, 2026
August 31, 2026	September 8, 2026
September 29, 2026	October 6, 2026
October 30, 2026	November 6, 2026
November 30, 2026	December 7, 2026
December 29, 2026	January 6, 2027
February 1, 2027	February 8, 2027
March 1, 2027	March 8, 2027
March 30, 2027	April 6, 2027
April 29, 2027	May 6, 2027
May 28, 2027	June 7, 2027
June 28, 2027	July 6, 2027
July 30, 2027	August 6, 2027
August 30, 2027	September 7, 2027
September 29, 2027	October 6, 2027
November 1, 2027	November 8, 2027
November 29, 2027	December 6, 2027
December 30, 2027	January 6, 2028
January 31, 2028	February 7, 2028
February 28, 2028	March 6, 2028
March 30, 2028	April 6, 2028
May 1, 2028	May 8, 2028
May 30, 2028	June 6, 2028
June 28, 2028	July 6, 2028
July 31, 2028	August 7, 2028
August 29, 2028	September 6, 2028
September 29, 2028	October 6, 2028
October 30, 2028	November 6, 2028
November 29, 2028	December 6, 2028
December 29, 2028	January 8, 2029
January 30, 2029	February 6, 2029
February 27, 2029	March 6, 2029
March 29, 2029	April 6, 2029
April 30, 2029	May 7, 2029
May 30, 2029	June 6, 2029
June 28, 2029	July 6, 2029
July 30, 2029	August 6, 2029
August 29, 2029	September 6, 2029
October 1, 2029	October 9, 2029
October 30, 2029	November 6, 2029
November 29, 2029	December 6, 2029
December 28, 2029	January 7, 2030
January 30, 2030	February 6, 2030
February 27, 2030	March 6, 2030
April 1, 2030	April 8, 2030
April 29, 2030	May 6, 2030
May 30, 2030	June 6, 2030

June 28, 2030	July 8, 2030
July 30, 2030	August 6, 2030
August 29, 2030	September 6, 2030
September 30, 2030	October 7, 2030
October 30, 2030	November 6, 2030
November 29, 2030	December 6, 2030

* subject to adjustment as described in the accompanying general terms supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

• General terms supplement no. 17,745 dated January 20, 2026
• Underlier supplement no. 47 dated December 23, 2025
• Prospectus supplement dated February 14, 2025
• Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this pricing supplement and the accompanying documents listed above. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement and the accompanying documents listed above are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying documents listed above is current only as of the respective dates of such documents.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the impact that the various hypothetical closing levels of the underliers on a coupon observation date could have on the coupon payable, if any, on the related coupon payment date and (ii) the impact that the various hypothetical closing levels of the lesser performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the closing levels of the underliers.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date or date of early redemption. If you sell your notes in a secondary market prior to the stated maturity date or date of early redemption, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Coupon	$9.25 (0.925% monthly, or the potential for up to 11.1% per annum)
Coupon trigger level	with respect to each underlier, 70% of its initial underlier level
Trigger buffer level	with respect to each underlier, 65% of its initial underlier level

Neither a market disruption event nor a non-trading day occurs on any originally scheduled coupon observation date or the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the applicable underlier sponsor calculates any underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date or date of early redemption

For these reasons, the actual performance of the underliers over the life of your notes, the actual underlier levels on any coupon observation date, as well as the coupon payable, if any, on each coupon payment date, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Coupon Payments

The examples below show the hypothetical coupon, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of each underlier on the applicable coupon observation date was the percentage of its initial underlier level shown.

Scenario 1

Coupon Observation Date	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	140.000%	75.000%	80.000%	$9.250
2	60.000%	140.000%	140.000%	$0.000
3	75.000%	80.000%	77.000%	$9.250
4	60.000%	50.000%	60.000%	$0.000
5	60.000%	58.000%	20.000%	$0.000
6	80.000%	45.000%	85.000%	$0.000
7	90.000%	72.000%	99.000%	$9.250
8	99.000%	95.000%	40.000%	$0.000
9	90.000%	59.000%	45.000%	$0.000
10	80.000%	55.000%	60.000%	$0.000
11	99.000%	40.000%	45.000%	$0.000
12 - 57	60.000%	60.000%	58.000%	$0.000
			Total Hypothetical Coupons	$27.750

In Scenario 1, the hypothetical closing level of each underlier has increased or decreased relative to the initial underlier level on each hypothetical coupon observation date. On the coupon payment dates relating to coupon observation dates on which the hypothetical closing level of each underlier is greater than or equal to its coupon trigger level, you will receive a coupon payment. However, on the coupon payment dates relating to coupon observation dates on which the hypothetical closing level of at least one underlier is less than its coupon trigger level, you will not receive a coupon payment.

Scenario 2

Coupon Observation Date	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	140.000%	50.000%	55.000%	$0.000
2	80.000%	55.000%	140.000%	$0.000
3	60.000%	140.000%	72.000%	$0.000
4	80.000%	60.000%	60.000%	$0.000
5	80.000%	60.000%	60.000%	$0.000
6	80.000%	60.000%	55.000%	$0.000
7	90.000%	50.000%	95.000%	$0.000
8	99.000%	40.000%	73.000%	$0.000
9	90.000%	50.000%	45.000%	$0.000
10	80.000%	60.000%	65.000%	$0.000
11	99.000%	45.000%	40.000%	$0.000
12 - 57	60.000%	55.000%	60.000%	$0.000
			Total Hypothetical Coupons	$0.000

In Scenario 2, the hypothetical closing level of each underlier has increased or decreased relative to the initial underlier level on each hypothetical coupon observation date. However, you will not receive a coupon payment on any coupon payment date because in each case the hypothetical closing level of at least one underlier on the related coupon observation date is less than its coupon trigger level. The overall return you earn on your notes will be zero or less.

Scenario 3

Coupon Observation Date	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	60.000%	60.000%	60.000%	$0.000
2	60.000%	50.000%	50.000%	$0.000
3	110.000%	105.000%	108.000%	$9.250
			Total Hypothetical Coupons	$9.250

In Scenario 3, the hypothetical closing level of each underlier is less than its coupon trigger level on the first two hypothetical coupon observation dates, but increases to a level that is greater than its initial underlier level on the third hypothetical coupon observation date. Further, we also exercise our early redemption right with respect to a redemption on the third hypothetical coupon payment date (which is also the first hypothetical date with respect to which we could exercise such right). Therefore, on the third hypothetical coupon payment date (the redemption date), in addition to the coupon payment, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not redeemed, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the lesser performing underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been redeemed and does not include the final coupon, if any. If the final underlier level of the lesser performing underlier is less than its coupon trigger level, you will not be paid a final coupon at maturity.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier and the assumptions noted above.

Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Its Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	100.000%*
167.000%	100.000%*
133.000%	100.000%*
100.000%	100.000%*
85.000%	100.000%*
70.000%	100.000%*
68.000%	100.000%
65.000%	100.000%
64.999%	64.999%
49.000%	49.000%
32.000%	32.000%
16.000%	16.000%
0.000%	0.000%

*Does not include the final coupon

As shown in the table above, if the notes have not been redeemed:
•
If the final underlier level of the lesser performing underlier were determined to be 16.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 16.000% of the face amount of your notes.

○
As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 84.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

•
If the final underlier level of the lesser performing underlier were determined to be 200.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes.

○
As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of the lesser performing underlier over its initial underlier level.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks summarized below. These risks, as well as other risks and considerations, are explained in more detail in the accompanying documents listed above under “About Your Prospectus”. You should carefully review these risks and considerations as well as the terms of the notes described herein and in such accompanying documents. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks (i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier). You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. After the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount set forth on the cover of this pricing supplement) will decline to zero on a straight line basis over the period from the date hereof through the additional amount end date set forth on the cover of this pricing supplement. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” in the accompanying general terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Investors are dependent on our ability and the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes. Therefore, investors are subject to the credit risk, and to changes in the market’s view of the creditworthiness, of the issuer and the guarantor. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” in the accompanying prospectus.
You May Lose Your Entire Investment

Subject to our redemption right, if the final underlier level of any underlier is less than its trigger buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the lesser performing underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier

While a decrease in the final underlier level of the lesser performing underlier to its trigger buffer level will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than its trigger buffer level will result in a loss of a significant portion of the face amount of the notes despite only a small change in the level of the lesser performing underlier.

You May Not Receive a Coupon on Any Coupon Payment Date

If the closing level of any underlier on the related coupon observation date is less than its coupon trigger level, you will not receive a coupon payment on the applicable coupon payment date. If this occurs on every coupon observation date, the overall return you earn on your notes will be zero or less and will be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

You should be aware that, with respect to any prior coupon observation dates that did not result in the payment of a coupon, you will not be compensated for any opportunity cost implied by inflation and other factors relating to the time value of money.

We Are Able to Redeem Your Notes at Our Option

On the coupon payment dates occurring in March, June, September and December of each year, commencing in June 2026 and ending in September 2030, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason. Because of this redemption option, the term of your notes could be reduced.

The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date

The coupon for each coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing levels of the underliers between the trade date and any coupon observation date or between two coupon observation dates.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

If the notes are not redeemed by us, the cash settlement amount will be based on the lesser performing underlier without regard to the performance of any other underlier, even if there is an increase in the level of any other underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Payments on your notes will be made in cash and you will have no right to receive delivery of any underlier stocks.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

• the levels of the underliers;
• the volatility — i.e., the frequency and magnitude of changes — in the closing levels of the underliers;
• the dividend rates of the underlier stocks;
•
economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing levels of the underliers;

• interest rates and yield rates in the market;
• the time remaining until your notes mature; and

•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

Additional Risks Related to the Nasdaq-100 Index®

As Compared to Other Index Sponsors, Nasdaq, Inc. Retains Significant Control and Discretionary Decision-Making Over the Nasdaq-100 Index®, Which May Have an Adverse Effect on the Level of the Nasdaq-100 Index® and on Your Notes

Pursuant to the Nasdaq-100 Index® methodology, Nasdaq, Inc. retains the right, from time to time, to exercise reasonable discretion as it deems appropriate in order to ensure Nasdaq-100 Index® integrity, including, but not limited to, changes to quantitative inclusion criteria. Nasdaq, Inc. may also, due to special circumstances, apply discretionary adjustments to ensure and maintain quality of the Nasdaq-100 Index®. Although it is unclear how and to what extent this discretion could or would be exercised, it is possible that it could be exercised by Nasdaq, Inc. in a manner that materially and adversely affects the level of the Nasdaq-100 Index® and therefore your notes. Nasdaq, Inc. is not obligated to, and will not, take account of your interests in exercising the discretion described above.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The value of your notes is linked to one or more underliers that are comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks, including with respect to liquidity and volatility. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets.

Risks Related to Tax
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion of income in respect of your notes.

Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE UNDERLIERS

Nasdaq-100 Index®
The Nasdaq-100 Index® is a modified market capitalization-weighted index that is designed to measure the performance of 100 of the largest Nasdaq listed non-financial stocks.

For more details about the Nasdaq-100 Index®, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — Nasdaq-100 Index®” in the accompanying underlier supplement.

The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to GS Finance Corp. (“Licensee”) is in the licensing of the Nasdaq®, Nasdaq-100 Index®, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of Nasdaq-100 Index® or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the product(s), or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

Russell 2000® Index

The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.” The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

For more details about the Russell 2000® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — Russell 2000® Index” in the accompanying underlier supplement.

The Russell 2000® Index is a trademark of FTSE Russell (“Russell”) and has been licensed for use by GS Finance Corp. The notes are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

S&P 500® Index
The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy and is intended to provide a performance benchmark for the large-cap U.S. equity markets.

For more details about the S&P 500® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” in the accompanying underlier supplement.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC, and has been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates make any representation regarding the advisability of investing in such notes.

Historical Closing Levels of the Underliers
The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations.

Before investing in the offered notes, you should consult publicly available information to determine the levels of each underlier between the date of this pricing supplement and the date of your purchase of the offered notes. You should not take the historical levels of an underlier as an indication of the future performance of that underlier.

The graphs below show the daily historical closing levels of each underlier from January 4, 2021 through February 23, 2026. We obtained the closing levels in the graphs below from Bloomberg Financial Services, without independent verification. Although the official closing levels of the Russell 2000® Index are published to six decimal places by the underlier sponsor, Bloomberg Financial Services reports the levels of the Russell 2000® Index to fewer decimal places.

Historical Performance of the Nasdaq-100 Index®

Historical Performance of the Russell 2000® Index

Historical Performance of the S&P 500® Index

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

No statutory, judicial or administrative authority directly addresses how your notes should be characterized and treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. You will be obligated pursuant to the terms of the notes - in the absence of a change in law, an administrative determination or a judicial ruling to the contrary - to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the underliers, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying general terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that it is likely that coupon payments will be taxed as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. If you are a non-United States holder of the notes, we intend to withhold on coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty. In addition, upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes.

Notwithstanding the foregoing, since the appropriate U.S. federal income tax characterization and treatment of your notes are uncertain, it is possible that the Internal Revenue Service could assert a different characterization and treatment than that described immediately above. In this case, the timing and character of income, gain or loss recognized with respect to your notes could substantially differ from that described above.

In addition, we have determined that, as of the issue date of the notes, the notes will not be subject to dividend equivalent withholding under section 871(m) of the Internal Revenue Code (the “871 withholding rules”). In certain circumstances, however, it is possible for non-United States holders to be liable for tax under the 871 withholding rules with respect to a combination of transactions entered into in connection with each other even when no withholding is required. Non-United States holders should consult their tax advisors concerning the potential application of the 871 withholding rules to an investment in the notes.

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST
See “Supplemental Plan of Distribution” in the accompanying general terms supplement and “Plan of Distribution — Conflicts of Interest” in the accompanying prospectus.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of % of the face amount. GS&Co. may pay a referral fee of % from the concession to another dealer in connection with its marketing efforts related to the offered notes. The original issue price for notes purchased by certain retirement accounts and certain fee-based advisory accounts will be % of the face amount of the notes, which will reduce the underwriting discount specified on the cover of this pricing supplement with respect to such notes to %. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.